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                            October 18, 2022

       Margaret Stapleton
       Chief Financial Officer
       Century Casinos, Inc.
       455 E. Pikes Peak Avenue, Suite 210
       Colorado Springs, Colorado 80903

                                                        Re: Century Casinos,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 8, 2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2022
                                                            Filed August 5,
2022
                                                            File No. 000-22900

       Dear Margaret Stapleton:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended June 30, 2022

       Notes to Condensed Consolidated Financial Statements (Unaudited)
       1. Description of Business and Basis of Presentation, page 8

   1. We note your acquisition of 50% of the membership interests in Smooth Bourbon,
                                                        LLC on April 1, 2022
for approximately $95.0 million. Please tell us how you considered the requirements to
provide financial statements in accordance with Rule 3-14 of
                                                        Regulation S-X and pro
forma financial information in accordance with Article 11 of
                                                        Regulation S-X. Within
your response, please clarify for us if there was a rental history prior to the
acquisition, including but not limited to a lease between related parties.
 Margaret Stapleton
Century Casinos, Inc.
October 18, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at
202-551-
3295 with any questions.



FirstName LastNameMargaret Stapleton                      Sincerely,
Comapany NameCentury Casinos, Inc.
                                                          Division of
Corporation Finance
October 18, 2022 Page 2                                   Office of Real Estate
& Construction
FirstName LastName